SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2004
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR THREE MONTHS
                                ---------------------------------------------
                                ENDED MARCH 31, 2004
                                --------------------

AMVESCAP PLC
EMBARGOED UNTIL 12:00 NOON 27TH APRIL 2004
CONTACT:  MICHAEL PERMAN  TEL: 020 7065 3942

For Immediate Release
Contact:       James Robertson
Phone:         404-724-4246
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151

                          AMVESCAP PLC Reports Results
                      for Three months Ended March 31, 2004

London, April 27, 2004 - AMVESCAP reported that profit before tax and goodwill amortization for the three months ended March 31, 2004 amounted to (pound)71.9 million ($132.3 million) compared to (pound)48.5 million ($76.6 million) for the first quarter of 2003. Revenues totaled (pound)288.3 million ($530.5 million) for the 2004 quarter, compared to (pound)270.8 million ($427.9 million) in 2003. Diluted earnings per share before goodwill amortization amounted to 5.8p for the 2004 period, a 38% increase from 4.2p for 2003's first quarter. (NYSE: AVZ).

                                                                      Results for Three Months Ended
                                                           2004                2003              2004++            2003++
                                                  --------------     ---------------     --------------   ---------------
Revenues                                           (pound)288.3m       (pound)270.8m            $530.5m           $427.9m
Profit before tax and goodwill
   amortization                                     (pound)71.9m        (pound)48.5m            $132.3m            $76.6m
Earnings per share before goodwill
   amortization:
   --basic                                                  5.8p                4.2p             $0.21+            $0.13+
   --diluted                                                5.8p                4.2p             $0.21+            $0.13+


+ Per American Depositary Share equivalent to 2 ordinary shares.
++For the convenience of the reader, pounds sterling for the three months ended
  March 31, 2004 have been translated to US dollars using $1.84 per (pound)1.00 (2003: $1.58 per (pound)1.00).

"The significant rise in profitability from the first quarter of 2003 reflects both stronger global equity markets and a stronger AMVESCAP," said Mr. Charles
W. Brady, Executive Chairman. "Operational efficiency within the company has been substantially enhanced. We have excellent investment performance in key markets around the world and improving performance in our U.S. retail franchise. Given a positive market environment, AMVESCAP should be able to build business momentum throughout 2004."

Funds under management totaled $381.4 billion at March 31, 2004, compared to $370.6 billion at December 31, 2003. Average funds under management amounted to $376.3 billion for the first quarter of 2004 compared to $324.0 billion for the first quarter of 2003 and $356.7 billion for the fourth quarter of 2003. Approximately 55% of the total funds under management were invested in equity securities, and 45% were invested in fixed income securities at both March 31, 2004 and December 31, 2003. The equity securities were invested in the following disciplines at March 31, 2004: 32% in growth, 42% in core, and 26% in value styles.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") amounted to (pound)97.5 million ($179.4 million) in the three months ended March 31, 2004, compared to (pound)77.8 million ($122.9 million) for the first quarter of 2003. Net debt at March 31, 2004 amounted to (pound)544.3 million, ($1,001.5 million) compared to (pound)576.6 million ($1,026.3 million) at the end of 2003, excluding amounts held for deposit in the Company's unit trusts.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York, Paris and Toronto stock exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, April 27, 2004 at 2:30 p.m. BST (9:30 a.m.
EDT), by dialing one of the following numbers: 610-769-9391 or 1-888-201-4990 for US callers. An audio replay of the conference call will be available until Tuesday, May 4, 2004 at 10:00 p.m. BST by calling 402-280-9965 or 1-800-860-4694 for US callers. The presentation slides that will be reviewed during the conference call are expected to be available on the morning of April 27, 2004 on AMVESCAP's Web site at www.amvescap.com.

                                      # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," and future or conditional verbs such as "will," "may," "could," "should," and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's website at www.sec.gov.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)


                                              Three Months Ended March 31,
                                          --------------------------------------
                                                2004                 2003
                                          ----------------      ----------------
Revenues                                   (pound)288,270        (pound)270,798
Expenses
     Operating                                   (212,946)             (211,581)
     Goodwill amortization                        (37,583)              (37,346)
                                          ----------------      ----------------
Operating profit                                    37,741                21,871
Investment income                                    6,403                 1,488
Interest expense                                   (9,789)              (12,210)
                                          ----------------      ----------------
Profit before taxation                              34,355                11,149
Taxation                                          (25,178)              (14,839)
Minority interests                                    (84)                    --
                                          ----------------      ----------------
Retained profit for the period                (pound)9,093        (pound)(3,690)
                                          ================      ================


Earnings per share before
   goodwill amortization:
   ---basic                                           5.8p                  4.2p
   ---diluted                                         5.8p                  4.2p
                                          ----------------      ----------------
Earnings per share:
   ---basic                                           1.1p                (0.5)p
   ---diluted                                         1.1p                (0.5)p
                                          ----------------      ----------------
Average shares outstanding:
   ---basic                                        802,353               804,577
   ---diluted                                      811,458               808,999
                                          ================      ================

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                      March 31, 2004            Dec 31, 2003
                                 ------------------------  ---------------------
 Fixed assets
    Goodwill                             (pound)2,422,613       (pound)2,411,803
    Investments                                   228,249                230,567
    Tangible assets                               167,169                170,598
                                 ------------------------  ---------------------
                                                2,818,031              2,812,968
 Currents assets
    Debtors                                       961,427                903,955
    Investments                                    75,333                 74,652
    Cash                                          251,256                318,713
                                 ------------------------  ---------------------
                                                1,288,016              1,297,320

Current liabilities
    Current maturities of long-term debt               --                     --
    Creditors                                 (1,049,869)            (1,070,393)
                                 ------------------------  ---------------------
                                              (1,049,869)            (1,070,393)

Net current assets                                238,147                226,927
                                 ------------------------  ---------------------


Total assets less current liabilities           3,056,178              3,039,895

Long-term debt                                  (710,829)              (730,041)
Provisions for liabilities and charges           (75,005)               (77,601)
                                 ------------------------  ---------------------
Net assets                               (pound)2,270,344       (pound)2,232,253
                                 ========================  =====================

Capital and reserves
    Called up share capital                (pound)202,335         (pound)200,264
    Share premium account                         693,009                675,755
    Exchangeable shares                           315,256                330,629
    Profit and loss account                       507,483                498,390
    Other reserves                                552,261                527,215
                                 ------------------------  ---------------------
Shareholders' funds, equity interests    (pound)2,270,344       (pound)2,232,253
                                 ========================  =====================

                                  AMVESCAP PLC
                            Group Cash Flow Statement
                                 (in thousands)

                                                                                  Three Months Ended March 31,
                                                                              --------------------------------------
                                                                                    2004                  2003
                                                                              ------------------     ---------------
Operating profit                                                                  (pound)37,741       (pound)21,871
Decrease in exceptional item provisions and accruals                                   (25,096)            (14,458)
Goodwill amortization and depreciation                                                   48,971              51,130
Change in debtors, creditors and other                                                 (75,326)            (28,964)
                                                                              ------------------     ---------------
Net cash (outflow)/inflow from operating activities                                    (13,710)              29,579
                                                                              ------------------     ---------------
Interest paid, net of investment income                                                 (9,498)             (8,636)
Taxation                                                                                (8,152)            (42,589)
Capital expenditures, net of sales                                                      (7,889)             (5,569)
Net disposal of fixed asset investments                                                   1,173               1,012
Acquisitions / Disposals                                                               (28,195)            (10,301)
Net incurrence of debt                                                                    4,911              67,857
Change in bank overdraft                                                                     31             (5,224)
Foreign exchange on cash at bank and in hand                                            (6,128)              10,528
                                                                              ------------------     ---------------
(Decrease)/increase in cash at bank and in hand                                 (pound)(67,457)       (pound)36,657
                                                                              ==================     ===============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                   Three Months Ended March 31, 2004
                                                                       Oper.
                          Revenues              Expenses              Profit*
                      ----------------    --------------------    --------------
 AIM
       US               (pound)107,561         (pound)(67,503)     (pound)40,058
       Canada                   41,817                (20,325)            21,492
                      ----------------    --------------------    --------------
                               149,378                (87,828)            61,550
                      ----------------    --------------------    --------------
INVESCO
       US                       52,766                (36,135)            16,631
       UK                       46,107                (40,790)             5,317
       Europe/Asia              19,786                (19,637)               149
                      ----------------    --------------------    --------------
                               118,659                (96,562)            22,097
                      ----------------    --------------------    --------------

Private Wealth/Retirement       20,233                (19,649)               584
Corporate                           --                 (8,907)           (8,907)
                      ----------------    --------------------    --------------
                        (pound)288,270        (pound)(212,946)     (pound)75,324
                      ================    ====================    ==============


                                   Three Months Ended March 31, 2003**
                                                                       Oper.
                          Revenues              Expenses              Profit*
                      ----------------    --------------------    --------------
 AIM
       US               (pound)119,107         (pound)(77,034)     (pound)42,073
       Canada                   33,417                (17,752)            15,665
                      ----------------    --------------------    --------------
                               152,524                (94,786)            57,738
 INVESCO
       US                       39,669                (31,968)             7,701
       UK                       40,742                (39,513)             1,229
       Europe/                  17,541                (18,986)           (1,445)
                      ----------------    --------------------    --------------
                                97,952                (90,467)             7,485
                      ----------------    --------------------    --------------

Private Wealth/Retirement       20,322                (21,005)             (683)
Corporate                           --                 (5,323)           (5,323)
                      ----------------    --------------------    --------------
                        (pound)270,798        (pound)(211,581)     (pound)59,217
                      ================    ====================    ==============

*before goodwill amortization
**INVESCO Funds Group has been reclassified to AIM-US

                                      Notes

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

     The calculation of earnings per share is as follows:


                                              2004
                                              ----
                         Profit after          Number of
                           taxation              shares             Per share
                         (pound)'000              '000                amount
                      ------------------  --------------------  ----------------
Basic earnings per share           9,093               802,353              1.1p
Long-term incentive plan              --                 6,169
Dilutive effect of options            --                 2,936
                      ------------------  --------------------  ----------------
Diluted earnings per share         9,093               811,458              1.1p
                      ==================  ====================  ================

                                              2003
                                              ----
                         Profit after          Number of
                           taxation              shares             Per share
                         (pound)'000              '000               amount
                      ------------------  --------------------  ----------------
Basic earnings per share         (3,690)               804,577            (0.5)p
Long-term incentive plan              --                 2,633
Dilutive effect of options            --                 1,789
                      ------------------  --------------------  ----------------
Diluted earnings per share       (3,690)               808,999            (0.5)p
                      ==================  ====================  ================


     Profit before goodwill amortization is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business. The calculation presented on that basis is as follows.

                                              2004
                                              ----
                         Profit before
                           goodwill            Number of
                          amortization          shares             Per share
                          (pound)'000            '000               amount
                      ------------------  --------------------  ----------------
Basic earnings per share          46,676               802,353              5.8p
Long-term incentive plan              --                 6,169
Dilutive effect of options            --                 2,936
                      ------------------  --------------------  ----------------
Diluted earnings per share        46,676               811,458              5.8p
                      ==================  ====================  ================

                                              2003
                                              ----
                         Profit before
                           goodwill            Number of
                          amortization          shares             Per share
                          (pound)'000            '000               amount
                      ------------------  --------------------  ----------------
Basic earnings per share          33,656               804,577              4.2p
Long-term incentive plan              --                 2,633
Dilutive effect of options            --                 1,789
                      ------------------  --------------------  ----------------
Diluted earnings per share        33,656               808,999              4.2p
                      ==================  ====================  ================


3. On March 1, 2004 we completed the acquisition of Stein Roe Investment Counsel LLC for consideration totaling (pound)87.3 million which includes earn-out provisions of (pound)23.0 million. Goodwill and management contract intangible assets of (pound)84.3 million have been recorded on this acquisition, net cash paid was (pound)36.2 million and shares were issued to the value of (pound)25.3 million.

     On March 31, 2004 we completed the disposal of the UK and Jersey businesses of Atlantic Wealth Management. A gain of (pound)4.7 million has been recorded within investment income.

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)

                                                  AIM                         INVESCO
                                         --------------------- -------------------------------------
                                                                                                           PWM/
                                Total        US       Canada       US          UK       Europe/Asia     Retirement
                              ---------- ----------- --------- ---------- -----------  -------------  --------------
Dec 31, 2003                      $370.6     $149.4      $28.7     $120.2       $39.0          $23.8            $9.5
Market gains/(loss)                  7.3        1.9        1.1        2.1         1.3            0.9              --
Net new /(lost) business           (1.5)      (1.8)        0.5      (1.0)         0.3            0.8           (0.3)
Change in money
   market funds                    (2.0)      (1.9)         --         --          --          (0.1)              --
Acquisitions/(disposals)             6.1         --         --         --          --             --             6.1
Transfers                             --         --         --         --         0.5             --           (0.5)
Foreign currency                     0.9         --        0.2         --         0.8          (0.1)              --
                              ---------- ----------- --------- ---------- -----------  -------------  --------------
March 31, 2004                    $381.4     $147.6      $30.5     $121.3       $41.9          $25.3           $14.8
                              ========== =========== ========= ========== ===========  =============  ==============
March 31, 2004 +            (pound)207.3(pound)80.2(pound)16.6(pound)65.9 (pound)22.8    (pound)13.8      (pound)8.0
                              ========== =========== ========= ========== ===========  =============  ==============

+ Translated at $1.84 per (pound)1.00.
Note: AMVESCAP Retirement has $28.3 billion in assets under administration as of March 31, 2004, compared to $27.7 billion as of December 31, 2003.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date: 27th April, 2004                   By   /s/  MICHAEL S. PERMAN
      ----------------                        --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary